Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2011	Year Ended June 30, 2010	Year Ended June 30, 2009
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$7,851	$6,812	$6,391

Weighted average shares outstanding	67,118	67,920	68,710

Basic earnings per share	$0.12	$0.10	$0.09

Income for diluted earnings per share	$7,851	$6,812	$6,391

Total weighted average common shares and equivalents outstanding for diluted computation	67,118	67,920	68,710

Diluted earnings per share	$0.12	$0.10	$0.09